

April 11, 2014

<u>Via E-mail</u>
Mitchell A. Sabshon
Director, President and Chief Executive Officer
Inland Retail Properties Trust V, Inc.
2901 Butterfield road
Oak Brook, IL 60523

      Re: Inland Retail Properties Trust V, Inc.
            Amendment No. 1 to Confidential Draft Registration Statement
            on Form S-11
            Submitted March 20, 2014
            CIK No. 0001595627

Dear Mr. Sabshon:

We have reviewed Amendment No. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will continue to monitor for your responses to comments 3 and 20 of our letter dated February 4, 2014.

2.   We note your responses to comments 4 and 5. Please note that we are not taking a position on the conclusions described in your responses and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Questions and Answers about the Offering, page 1

3.   We note you have revised your disclosure to include summary risk factors in this section, in addition to the disclosure you have already presented in your "Summary." Please revise to eliminate this disclosure from one of the above sections.

Compensation Table, page 73

4.   We note your response to comment 11 and the reference to the dilutive effect on NAV. Since the "value" of shares during the primary offering is equal to $22.50, please tell us why there is no conflict or risk associated with the payment of distributions from sources other than operating cash flow. Also, please provide us with an example of this interest being earned over a several year period.

Description of Securities, page 146

5.   We note the revised explanation regarding the servicing fee and distributions for Class C shares. Please clarify, if true, that distributions declared, if any, will apply to both classes equally except Class C holders will have to pay the servicing fee out of their distributions. Also, clarify if the servicing fee affects the NAV for the Class C shares.

Prior Performance of IREIC Affiliates, page 90

Summary Information, page 91

6.   Please tell us why you have removed disclosure regarding the total amount raised. Please refer to Item 8.A.1 of Industry Guide 5.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Mitchell A. Sabshon
Inland Retail Properties Trust V, Inc.
April 11, 2014
Page 3

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Michael J. Choate, Esq. (*via e-mail*)